Novibet plc

13 Castle Street,
St. Helier,
Jersey JE1 1ES

January 26, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novibet plc
Registration Statement on Form F-4 (File No. 333-267340)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Novibet plc (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-4 (File No. 333-267340) and all exhibits and amendments thereto because the Company has determined not to conduct a registered offering at this time. The registration statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be issued or sold pursuant to the registration statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the registration statement but requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the registration statement be credited for future use.

Please direct any comments or questions regarding this filing to the Company’s legal counsel, Rajat Shah or Xanthe Larsen of Harris Beach PLLC, at (716) 200-5050.

Respectfully submitted,

/s/ George Athanasopoulos
George Athanasopoulos
Chief Executive Officer and Director Novibet plc

cc:	Eirini Lekka, Novibet plc
Rajat Shah, Harris Beach PLLC,
Xanthe Larsen, Harris Beach PLLC,